TEMPEST THERAPEUTICS, INC.

2000 Sierra Point Parkway, Suite 400

Brisbane, California

December 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel Crawford

Ms. Laura Crotty

Re:	Tempest Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-292026)

Request for Acceleration of Effective Date

Mr. Crawford and Ms. Crotty:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-292026) (the “Registration Statement”) to become effective on December 31, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Asa Henin and Jaime Chase of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Asa Henin of Cooley LLP, counsel to the Registrant, at (858) 550-6104 or ahenin@cooley.com, or in his absence, Jaime Chase, at (202) 728-7096 or jchase@cooley.com.

[Signature page follows]

Very truly yours,

Tempest Therapeutics, Inc.

By:	/s/ Stephen Brady
Stephen Brady
Chief Executive Officer

cc:	Nicholas Maestas, Tempest Therapeutics, Inc.
Asa Henin, Cooley LLP
Jaime Chase, Cooley LLP

Signature Page to Company Acceleration Request – S-1